19008851

ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 /A
# PART III

SEC FILE NUMBER 8-37056

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DesPain Financial Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Main Street
(No. and Street)

Collinsville (City) IL (State) 62234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald H. DesPain (618)344-1809
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy & Associates, LLC
(Name – *if individual, state last, first, middle name*)

16 Emerlad Terrace (Address) Swansea (City) IL (State) 62226 (Zip Code)

SEC Mail Processing Section

MAR 07 2019

Washington DC 406

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donald H. DesPain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DesPain Financial Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
JOHN L BITZER
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires Dec. 20, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*DESPAIN FINANCIAL CORPORATION*

Financial Statements and Supplementary Information

Year ended December 31, 2018

CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

## Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of DESPAIN FINANCIAL CORPORATION:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DESPAIN FINANCIAL CORPORATION (the Company) as of December 31, 2018 and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III we evaluated whether the information in Schedules I, II, and III, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 27, 2019

**DESPAIN FINANCIAL CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2018**

ASSETS

| | |
|---|---|
| Cash | $105,384 |
| Commissions receivable | 52,863 |
| Cash surrender value of life insurance | 20,865 |
| Available-for-sale securities, at fair value | 150,061 |
| | $329,173 |

LIABILITIES AND STOCK HOLDERS EQUITY

| | |
|---|---|
| Liabilites: | |
| Accured commissions payable | $8,215 |
| Income tax payable | 1,384 |
| Deferred income taxes | 7,357 |
| | 16,956 |
| Stockholder's Equity | |
| Common stock, $1 par value, authorized 1,000 shares, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 11,327 |
| Retained earnings | 284,841 |
| Accumulated other comprehensive income | 15,949 |
| Total stockholder's equity | 312,217 |
| | $329,173 |

The accompanying notes are an integral part of these financial statements.

**DESPAIN FINANCIAL CORPORATION**
**STATEMENT OF INCOME AND COMPREHENSIVE INCOME**
**Year Ended December 31,2018**

| | |
|---|---|
| Revenues: | |
| Commission | $686,673 |
| Investment income | 6,455 |
| Other income | - |
| | 693,128 |
| | |
| Expenses: | |
| Commissions | 117,864 |
| Occupancy | 42,000 |
| Office expenses and other | 553 |
| Regulatory fees | 16,039 |
| Professional fees | 18,785 |
| Referral fees | 475,000 |
| | 670,241 |
| | |
| Income from operations before income taxes | 22,887 |
| Provision for income taxes | -6,186 |
| Net income (loss) | 16,701 |
| | |
| Other comprehensive income, net of tax: | |
| Unrealized gain or loss on investments | (8,794) |
| Other Comprehensive income | (8,794) |
| Comprehensive income | $7,907 |

The accompanying notes are an integral part of these financial statements.

**DESPAIN FINANCIAL CORPORATION**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**Year Ended December 31, 2018**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Stockholder's Equity |
|---|---|---|---|---|---|
| BALANCE AT JANUARY 1, 2018 | $100 | $11,327 | $268,140 | $24,743 | $304,310 |
| Net income (loss) | - | - | 16,701 | -8,794 | 7,907 |
| Dividends Paid | - | - | - | | |
| BALANCE AT DECEMBER 31,2018 | $100 | $11,327 | $284,841 | $15,949 | $312,217 |

The accompanying notes are an integral part of these financial statements.

**DESPAIN FINANCIAL CORPORATION**
**STATEMENT OF CASH FLOWS**
**Year Ended December 31, 2018**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | $16,701 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Increase in cash surrender value of life insurance policy | (803) |
| (Increase) decrease in operating assets: | |
| Commissions receivable | 3,434 |
| (Increase) Decrease in: | |
| Accrued commissions payable | (1,818) |
| Accrued income taxes | 382 |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | 17,896 |
| NET INCREASE(DECREASE) IN CASH | 17,896 |
| CASH AT BEGINNING OF YEAR | 87,488 |
| CASH AT END OF YEAR | $105,384 |
| | |
| CASH PAID (RECEIVED) DURING THE YEAR FOR: | |
| Interest paid | - |
| Income taxes | $5,805 |

The accompanying notes are an integral part of these financial statements.

*NOTE A – ORGANIZATION AND NATURE OF BUSINESS*

DESPAIN FINANCIAL CORPORATION (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation established October 29, 1986, operated from Collinsville, Illinois. The U.S. dollar ($) is the functional currency of the Company.

The Company offers mutual funds and variable annuity contracts on an application-way basis. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

*NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

*Basis of Presentation*

The Company is engaged in a single line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchases and sales of securities, primarily mutual funds and variable life annuities.

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

*Securities Owned*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Proprietary securities are recorded at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities.*

*Securities Transactions and Commissions*

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2018, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

*Income Taxes*

The Company is treated as a C Corporation for federal income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

*Revenue from Contracts with Customers*

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. The Company's services that fall within the scope of ASC 606 are presented within Commission Income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 include brokerage commission and distribution fees.

The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy GAAP. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

| | |
|---|---|
| **Revenue from Contracts with Customers** | |
| Commissions | |
| Brokerage commissions | $180,385 |
| Distribution fees | 507,832 |
| **Total revenue from contracts with customers** | $688,217 |

*Subsequent Events*

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through March 1, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

*NOTE C – RELATED PARTIES*

The Company is affiliated with DesPain Investment Solutions, Ltd., through common ownership. DesPain Investment Solutions, Ltd. provides investment advice and receives referral fees from the Company. In addition, certain employees of DesPain Investment Solutions, Ltd provide services for the Company free of charge. During 2018, the Company paid DesPain Investment Solutions, Ltd. referral fees of $475,000.

The Company leases its offices from the Company's stockholder. Rent paid for the office space for 2018 amounted to $42,000.

*NOTE D – NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company had net capital of $284,659, which was $279,659 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0289 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with Saxony Securities, Inc.

*NOTE E – RECEIVABLES AND PAYABLES*

Amounts receivable and payable at December 31, 2018, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Fees and commissions receivable/payable | $ 52,863 | $ 8,215 |

*NOTE F – INCOME TAXES*

The current and deferred portions of the income tax expense included in the statement of income and comprehensive income as determined in accordance with FASB ASC 740 are as follows:

| | |
|---|---|
| Current | $ 6,186 |
| Deferred | (1,333) |
| Total | $ 4,853 |

The deferred tax provision results from valuing securities owned at fair value for financial reporting purposes and at book value for tax purposes. The deferred tax provision is netted against the unrealized gain on investments in the Statement of Income and Comprehensive Income

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2012.

*NOTE G- SECURITIES OWNED*

Cost and fair value of marketable equity securities at December 31, 2018 are as follows:

| | Fair Value Level | Cost | Unrealized Gain | Fair Value |
|---|---|---|---|---|
| Equity Securities | 1 | $ 125,955 | $ 24,106 | $150,061 |

The company's investment in marketable equity securities consist of investments in S&P 500 exchange traded funds, mutual funds investing in companies principally engaged in various aspects of medical equipment, and the common stock of companies in the technology industry.

Available for sale securities are carried in the financial statements at fair value. Investment income for 2018 includes unrealized loss of $ 10,127, and interest and dividend income of $6,455.

*NOTE H – REVENUE FROM CONTRACTS WITH CUSTOMERS*

*Significant Judgments*

Revenue from contracts with customers includes commission income from brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Commissions*

**Brokerage commissions.** The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

**Distribution fees.** The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

*NOTE I – CONCENTRATION OF CREDIT RISK*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

*NOTE J – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK*

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customer' inability to fulfill their contractual obligation are the responsibility of the Company.

*NOTE K – SIPC ANNUAL ASSESSMENT*

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

# SUPPLEMENTARY INFORMATION

# DESPAIN FINANCIAL CORPORATION
## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity qualified for net capital | | $312,217 |
| Less: Other (deductions) deferred income taxes payable | | 7,357 |
| Total capital and allowable subordinated borrowings | | |
| Deductions from Capital | | |
| Securities not considered readily marketable | | 1,490 |
| Net capital before haircuts on securities positions | | 318,084 |
| Haircuts on securities: | | |
| Trading and investment securities | 22,509 | |
| Undue concentration | 9,867 | |
| Money market funds | 1,049 | 33,425 |
| Net Capital | | $ 284,659 |
| | | |
| Aggregate Indebtedness | | |
| Items included in statement of financial condition: | | |
| Accrued commissions payable | | $ 8,215 |
| Total Aggregate Indebtedness | | $ 8,215 |
| | | |
| Basic Net Capital Requirement | | |
| Minimum dollar net capital requirement | | $ 5,000 |
| | | |
| Excess Net Capital | | $ 279,659 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 2.89% |
| | | |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018): | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | | $ 276,350 |
| Change in undue concentration deduction | | - |
| Adjustments for income taxes | | 8,309 |
| | | |
| Net capital per above | | $ 284,659 |
| | | |
| Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report | | $ 8,215 |
| | | - |
| Aggregate indebtedness per above | | $ 8,215 |

DESPAIN FINANCIAL CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

DESPAIN FINANCIAL CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.